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EXOUSIA CORP. AND SUBSIDIARIES

(A DEVELOPMENT STAGE ENTERPRISE)

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

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EXOUSIA CORP. AND SUBSIDIARIES

(A DEVELOPMENT STAGE ENTERPRISE)

CONSOLIDATED BALANCE SHEETS

September 30, 2006 and December 31, 2005

	September 30, 2006	December 31, 2005
ASSETS
Current assets
Cash and cash equivalents	$ 6,836	$ 1,114
Due from acquisition target companies
From related parties	30,460	5,041
From non-related parties	4,902	-
Prepaid expenses	-	10,070
Total current assets	42,198	16,225
Asset held for sale - patents	230,000	-
TOTAL ASSETS	$ 272,198	$ 16,225

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$ 4,361	$ 10,841
Notes payable, shareholders	-	31,250
Note and interest payable to Cyber Law Reporter, Inc.	93,080	-
TOTAL CURRENT LIABILITIES	97,441	42,091

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred stock - par value $0.001, 5 million shares authorized, none issued or outstanding.	-	-
Common stock - $0.001 par value, 50 million shares authorized, 25,649,245 and 1,050,000 shares issued and outstanding at September 30, 2006 and December 31, 2005, respectively	25,649	1,050
Additional paid in capital	428,250	24,950
Deficit accumulated during the development stage	(279,142)	(51,866)
TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	174,757	(25,866)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 272,198	$ 16,225

The accompanying notes are an integral part of these financial statements.

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EXOUSIA CORP. AND SUBSIDIARIES

(A DEVELOPMENT STAGE ENTERPRISE)

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Nine Months Ended September 30, 2006, and for the Period from Inception (May 2, 2005) to December 31, 2005, and for the Period from Inception to September 30, 2006

	Nine Months Ended Sep 30, 2006	Inception to Dec 31, 2005	Inception to Sep 30, 2006

REVENUES:
Sales	$ -	$ -	$ -
Total revenues	-	-	-

OPERATING EXPENSES:
Compensation - officers and directors	69,714	1,000	70,714
General and administrative expenses	119,056	24,386	143,442
Professional fees	5,580	300	5,880
Research and development expenses	31,661	27,167	58,828
Total operating expenses	226,011	52,853	278,864

Operating loss	(226,011)	(52,853)	(278,864)

OTHER INCOME (EXPENSE):
Interest expense	(1,268)	-	(1,268)
Interest income	3	-	3
Other income	-	987	987
Net Loss	$ (227,276)	$ (51,866)	$ (279,142)

Loss per share (basic and fully diluted)	$ (0.02)	$ (0.05)	$ (0.05)

Weighted average no. of shares outstanding	9,441,687	1,027,572	5,479,226

The accompanying notes are an integral part of these financial statements.

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EXOUSIA CORP. AND SUBSIDIARIES

(A DEVELOPMENT STAGE ENTERPRISE)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

From The Period from Inception (May 2, 2005) to September 30, 2006

	Date	No. of Common Shares	Common Stock Amount	Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Total

Inception (May 2, 2005)		-	$ -	$ -	$ -	$ -

Shares issued at inception for services	05/02/05	1,000,000	1,000	-	-	1,000
Shares issued for cash	08/19/05	50,000	50	24,950	-	25,000

Net loss, inception to December 31, 2005		-	-	-	(51,866)	(51,866)

Balance, December 31, 2005		1,050,000	1,050	24,950	(51,866)	(25,866)

Shares issued for services	06/30/06	24,149,245	24,149	48,750	-	72,899
Shares issued for patents	07/28/06	200,000	200	229,800	-	230,000

Shares issued for cash	01/12/06	50,000	50	24,950	-	25,000
	01/18/06	50,000	50	24,950	-	25,000
	02/06/06	50,000	50	24,950	-	25,000
	02/22/06	50,000	50	24,950	-	25,000
	04/27/06	50,000	50	24,950	-	25,000

Net loss, nine months ended September 30, 2006		-	-	-	(227,276)	(227,276)

Balance, September 30, 2006		25,649,245	$ 25,649	$ 428,250	$ (279,142)	$ 174,757

The accompanying notes are an integral part of these financial statements.

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EXOUSIA CORP. AND SUBSIDIARIES

(A DEVELOPMENT STAGE ENTERPRISE)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2006, and for the Period from Inception (May 2, 2005) to December 31, 2005, and for the Period from Inception to September 30, 2006

Nine Months Ended Sept 30, 2006	Inception to Dec 31, 2005	Inception to Sept 30, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (227,276)	$ (51,866)	$ (279,142)
Adjustments to reconcile net loss to net cash used by operating activities:

Common shares issued in exchange for services	72,899	1,000	73,899
Change in operating assets and liabilities:
Prepaid expenses	10,070	(10,070)	-
Accounts payable	(6,480)	10,841	4,361
Accrued interest	1,080	-	1,080

Net cash used by operating activities	(149,707)	(50,095)	(199,802)

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans to acquisition target companies	(30,321)	(5,041)	(35,362)

Net cash used in investing activities	(30,321)	(5,041)	(35,362)
CASH FLOWS FROM FINANCING ACTIVITIES
Shareholder loans proceeds (repayment)	(31,250)	31,250	-
Issuances of common stock for cash	125,000	25,000	150,000
Proceeds from Cyber Law Reporter, Inc. note	92,000	-	92,000

Net cash provided by financing activities	185,750	56,250	242,000
Net increase in cash and cash equivalents	5,722	1,114	6,836

Cash and cash equivalents at beginning of period	1,114	-	-

Cash and cash equivalents at end of period	$ 6,836	$ 1,114	$ 6,836

The accompanying notes are an integral part of these financial statements.

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EXOUSIA CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

Note A - Summary of Significant Accounting Policies

Company Information

Exousia Corp. (“Exousia” or “the Company”) is a Nevada Corporation formed on May 2, 2005.

Exousia has one wholly-owned subsidiary, AGROS Development I, LLC (“Agros”), which was formed to become the general partner in certain real estate development projects through Les Maisons du Lac Interests, Ltd., of which Exousia is a limited partner.  This project is more fully described in Note H.  As of September 30, 2006, neither Agros, nor Les Maisons du Lac, Ltd., the limited partnership of which Agros is general partner, had opened any operating bank accounts and, aside from the general partnership agreement itself, had not entered into any agreements, nor conducted any operations or financial transactions.  Les Maisons du Lac, Ltd. has also been consolidated into these financial statements.

As is more fully described in Note J, Exousia is currently in negotiations with Re-Engineered Composite Systems, LLC (“RECS”) and Engineered Particle Systems, LLC (“EPS”), both Texas Limited Liability Companies having common ownership with Exousia, to acquire the intellectual properties described below and other assets of those entities.  It is not certain at this time that negotiations with these entities will be successful or that we will be successful in utilizing the following described intellectual properties.

The intellectual properties that may be acquired are as follows:

VISTAMER® RW Rubber

VISTAMER® RW Rubber is a cryogenically ground particulate rubber that has been surface-activated by a patented reactive gas process.  Products benefiting from the addition of VISTAMER® Rubber particles include urethane foam, cast wheels and rollers, non-pneumatic tires, coatings, linings, adhesives, shoe soles, etc.

Thermoplastic Elastomers From Recycled Vulcanized Rubber

Through the arrangement with RECS, the Company has access to proprietary technology to manufacture thermoplastic elastomers which forms strong and resilient interfacial bridges between vulcanized rubber and thermoplastic resins.  This technology will enable the production of new thermoplastic elastomer materials from recycled thermosets and plastic resins that overcome existing problems of poor strength and performance.

Exousia plans to use the technology, if acquired and commercially feasible, to develop and market products principally in the trucking and recreational vehicle markets.

Other Intellectual Properties Acquired

In July, 2006, the Company acquired certain patents relating to photoluminescent signs and other technologies and gave as consideration 200,000 common shares.  These patents have been recorded at their estimated fair market value of $230,000.  The fair market value was determined based on the Company’s negotiations to sell this technology, and the Company is currently in the process of selling these patents.  These patents expire in 2025 and will be amortized over the patent period.

Basis of Presentation

These financial statements include the accounts of Exousia Corp., Agros Development I, LLC and Les Maisons du Lac, Ltd.  All intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents

Exousia considers all highly liquid investments purchased with a maturity period of three months or less to be cash equivalents.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and receivables.  The Company places its cash with high credit quality financial institutions.  At times, such amounts may exceed the FDIC limits; however, these deposits typically may be redeemed upon demand and therefore bear minimal risk.  In monitoring this credit risk, the Company periodically evaluates the stability of the financial institutions.  Generally, no collateral or other security is required to support receivables.  To reduce credit risk, a customer’s credit history is evaluated before extension of credit.  In addition, an allowance for doubtful receivables has been established as needed based on facts surrounding the credit risk of specific customers, historical trends and other information.  Management is of the opinion that amounts due from acquisition target companies totaling $35,362 and $5,041 as of September 30, 2006 and December 31, 2005, respectively, referred to in Note I, are collectible and therefore no allowance for doubtful accounts has been recorded as of September 30, 2006 or December 31, 2005.

Revenue Recognition

Exousia intends to recognize revenues, if any, when products have been shipped to a customer pursuant to a purchase order or other contractual arrangement, the sales price is fixed or determinable, and collectibility is reasonable assured.  As of September 30, 2006, Exousia has had no sales.

Impairment of Long-Lived Assets

When operations commence, Exousia intends to review the carrying value of its long-lived assets annually or whenever events or changes in the circumstances indicate that the historical cost-carrying value of its assets may no longer be appropriate.  Exousia intends to assess the recoverability of the carrying value of its assets by estimating the future net cash flows expected to result from these assets, including eventual disposition.  If the future net cash flows are less than the carrying value of the assets, an impairment loss will be recorded equal to the difference between the assets’ carrying value and fair value.  Should operations not commence, it is likely that the Company’s assets will be substantially impaired; however, the amount of that impairment cannot be determined at this time.  At September 30, 2006, management does not believe that any impairment exists with respect to the Company’s investment in patents.

Income Taxes

Exousia recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the difference are expected to be recovered.  Exousia provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets likely.

Fair Value of Financial Instruments

Carrying amounts for cash and cash equivalents, amounts due from acquisition target companies, accounts payable and notes and interest payable to Cyber Law Reporter, Inc. approximate fair value due to the short-term nature of these instruments and interest at market rates.  However, these values may not be representative of actual values that could have been realized as of the balance sheet dates or that will be realized in the future.

Note B – Going Concern

As reflected in the accompanying financial statements, the Company has deficit working capital, no revenue generating activities, no manufacturing or distribution systems in place and has incurred net losses of $279,142 from its inception on May 2, 2005 through September 30, 2006.  Although the Company has engaged in fund raising efforts and hopes to commence operations soon, there is no guarantee that either the fund raising efforts or cash flows from operations, if any, will generate sufficient working capital for the Company to remain as a going concern.

If the Company is unable to raise sufficient capital and fails to achieve profitable operations with positive cash flows, it will be forced to liquidate its assets in an attempt to pay creditors at which time the assets on the accompanying balance sheet as of September 30, 2006 will be liquidated at amounts possibly substantially less than carried as of that date.  It is therefore possible that, should the Company be forced to liquidate, there will be insufficient cash to pay all creditors and provide the Company’s shareholders a return on their investment.

Note C – Capital Structure and Common Stock

As of September 30, 2006, the Company had 25,649,245 common shares issued and outstanding of which approximately 18,900,000 or 74% are owned directly or indirectly by officers and directors of the Company.

Of the 24,149,245 common shares issued for services for the nine months ended September 30, 2006, 1,250,000 were issued in connection with certain professional consulting services concerning the pending reverse merger with Cyber Law Reporter, Inc. and other public filing issues.  The fair value of the services rendered was $50,000 and was included in operating expenses for the nine months ended September 30, 2006.  All other shares issued for services were valued at the par value of the shares issued.

As described in Note G, management intends to acquire several entities or their assets, partially using common stock of the Company.   If this occurs, existing shareholders will be diluted.

Note D – Income Taxes

Exousia uses the liability method where deferred tax assets and liabilities are determined based on the future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.  During the period from inception to September 30, 2006, Exousia incurred net losses and therefore has no tax liability accrued in the accompanying financial statements.  The net deferred tax asset of approximately $93,000, generated by the operating losses has been fully reserved because management is uncertain of its future utilization.

Reconciliation of tax benefit recorded to tax benefit at statutory rates:

	Nine Months Ended Sep 30, 2006	Inception to Dec 31, 2005

Tax benefit at statutory rates	77,342	17,634
Non-deductible meals	(1,182)	(402)
Valuation allowance on deferred tax benefits	(76,160)	(17,232)
Tax benefit recorded	$ -	$ -

At September 30, 2006, the Company had tax basis net operating loss carry forwards of approximately $274,700 which expire in 2025 and 2026, if not previously utilized.

Note E – Related Party Transactions

J. Wayne Rodrigue, Jr., the Company’s founder, controlling shareholder, director and Chief Executive Officer, received $47,565 in cash compensation for the nine months ended September 30, 2006 and 15,518,850 shares of common stock valued in these financial statements at $15,519.  For the period from inception to December 31, 2005, Mr. Rodrigue received no cash compensation and 1,000,000 shares of common stock valued in the financial statements at $1,000.

Brenda Rodrigue, Mr. Rodrigue’s wife, received 1,250,000 shares of common stock of the Company valued in these financial statements at $1,250.  Mrs. Rodrigue is the Company’s Chief Financial Officer and Treasurer.

For the nine months ended September 30, 2006, Lane Brindley received $2,000 in cash compensation and 1,000,000 shares of the Company’s common stock valued in these financial statements at $1,000.  Mr. Brindley received no cash or stock for the period from inception to December 31, 2005.  Mr. Brindley is President and a director of Exousia.

For the nine months ended September 30, 2006, Bill Stanton received 1,630,395 shares of the Company’s common stock valued at $1,630 in these financial statements.  Mr. Stanton is a Director of the Company.

As is more thoroughly described in Note I, during the nine months ended September 30, 2006, the Company made loans to certain acquisition target companies that have common ownership with Exousia.

Note F –Cyber Law Reporter, Inc.

Letter of Intent to Merge

On May 15, 2006, the Company signed a letter of intent with Cyber Law Reporter, Inc. (“Cyber Law”), (OTCBB: CYLW) to be acquired by Cyber Law.  In the transaction, Cyber Law will acquire all of the outstanding shares of Exousia in a one-to-one exchange of shares which will result in a change of control of Cyber Law, commonly known as a “reverse merger”.  After the transaction, the current stockholders of Exousia will control Cyber Law.  This transaction was closed on December 31, 2006.

In addition to the exchange of shares, Cyber Law will issue a note payable in the amount of $480,000 to certain consultants in return for services related to the reverse merger.  The note will contain a forced conversion to common stock at $0.50 per share upon the attainment of a $1.00 stock price for twenty consecutive trading days.

In the letter of intent, Cyber Law guarantees that the debts of that company will not exceed $40,000 prior to the issuance of the $480,000 note for services related to the reverse merger.

Note Payable to Cyber Law Reporter, Inc.

In contemplation of the above-described reverse merger, Cyber Law raised $92,000 of working capital on behalf of Exousia, which proceeds have been forward to Exousia in exchange for an unsecured note payable to Cyber Law.

Cyber Law raised the funds through a private placement of convertible debentures which contain a maturity date of 12 months from their creation dates and bear interest at an annual rate of 8%.  The debentures may be converted into equity at the election of the investor at the equity price negotiated by Exousia for the first round of equity funding subsequent to the merger.

As of September 30, 2006 the total amount of proceeds forwarded to Exousia by Cyber Law under this arrangement was $92,000 and interest amounting to $1,080 has been accrued in the accompanying financial statements.  The balance on the note payable to Cyber Law amounted to $182,000 at December 31, 2006.

Note G – Pending Acquisitions

Product Spectrum Group

In October, 2006, the Company entered into a letter of intent to purchase the assets of Product Spectrum Group, Inc. (“PSG”).

PSG is a manufacturer of Structurally Insulated Panels (“SIPS”) products for customers in the US, Israel, China, and Taiwan.

PSG also provides engineering and consulting services for the recreational vehicle and manufactured housing industries with a specialty in lamination.  In addition, PSG designs and manufactures parts and kits for motor homes and engineered houses constructed of SIPS.  PSG laminates extruded sheets made from RECS’ patented polymer to Exousia Corp.’s E Core product, to floors, walls, and rooftops of recreational vehicles and cargo trailers, and SIPS panels it manufactures for AGROS Real Estate’s SIPS development projects.

The Company expects to pay in consideration for the assets of PSG:

▪

Up to $500,000 in cash to PSG’s creditors.  Due diligence is currently underway to ensure that claims against PSG’s assets will be satisfied by this payment.

▪

500,000 shares of Exousia common stock and a one-time cash payment (amount to be determined) to pay the recipient’s current-year income on federal income taxes, if any, accruing to the seller as a result of the payment of these shares .

The principal asset to be acquired is the PSG manufacturing facilities in Elkhart, Indiana.

The Little Trailer Company

On November 2, 2006, the Company entered into a letter of intent to acquire the stock of The Little Trailer Company, Inc. (“LTC”).  LTC manufactures and sells teardrop trailers and 18’ lightweight 5th wheel RV trailers using extruded sheets made from RECS’ patented polymer in addition to Exousia Corp.’s E Core product using PSG’s lamination factory.

The Company expects to pay $900,000 in cash and 120,000 Exousia common shares in consideration for the assets of LTC.

Re-Engineered Composite Systems, LLC and Engineered Particle Systems, LLC

On September 30, 2006, the Company entered into a letter of intent to acquire the rights to the intellectual properties leased by Re-Engineered Composite Systems, LLC. (“RECS”) and Engineered Particle Systems, LLC. (“EPS”).  Due diligence is currently underway to determine whether the acquisition of those rights will be as a purchase of the assets of those entities or as an acquisition of the companies’ equity.

Note H – Les Maisons du Lac Interests, Ltd.

Exousia’s wholly-owned subsidiary, AGROS Development I, LLC, is the general partner in Les Maisons du Lac Ltd. (“Les Maisons”), a limited partnership of which Exousia is a limited partner.  Les Maisons was formed to develop mid-priced homes in the Lake Charles, Louisiana area.  Exousia hopes to find an additional marketing and sales channel for their Structurally Insulated Panel technologies through this partnership.  Exousia owns a 50% partnership interest in Les Maisons.

The other partner in the partnership is Blackstone, LLC ("Blackstone").  Blackstone will receive a construction management fee of $10,000 per month plus reasonable expenses actually incurred for its services in developing the property into residential lots and building homes thereon.  The partnership will purchase Structural Insulated Panel Systems from Exousia to build the homes.  The partnership has budgeted 2% of the sales price of the homes for sales and marketing expenses and will contract with Exousia to provide sales personnel at the site.

Blackstone will contribute $10 plus services for its 50% partnership interest and Exousia will contribute $750 plus services for its 50% partnership interest.

Note I – Loans to Acquisition Target Companies

The Company has outstanding loans to several of its acquisition target companies.  As of September 30, 2006 and December 31, 2005, these amounts were:

	09/30/06	12/31/05
Engineered Particle Systems, LLC	$ 25,240	$ 1,041
Re-Engineered Composite Systems, LLC	5,220	4,000
Total related party amounts	30,460	5,041
Product Spectrum Group, Inc.	4,902	-
Totals	$ 35,362	$ 5,041

The loans are unsecured and bear interest at 6% with interest and principal due September 30, 2007.  As of December 1, 2006, Engineered Particle Systems, Inc. has repaid $15,168 of the $25,240 principal balance.

Note J – Technological License Rights and Obligations

Thermoplastic Elastomers

Re-Engineered Composite Systems, LLC (“RECS”) licensed from the University of Massachusetts Lowell (“UMASS”) the right to develop and sell products using certain thermoplastic elastomer technologies (the rights).  Royalty payments to the UMASS are: 1.5% on sales up to $1 million, 2.25% thereafter on sales to $5 million, and 3.5% on sales over $5 million with minimum annual royalty payments of $60,000 in 2007 and $250,000 in 2008 and thereafter.

The Company is in negotiations with RECS to acquire the rights, subject to the obligations, from RECS.  Exousia and RECS have common ownership and common management.

VISTAMER® RW Rubber

Engineered Particle Systems, LLC (“EPS”) licensed from Composite Particles, Inc. the license to develop and sell products using certain technologies in the field of surface modification of polymer and polymer-like substances (the rights).  Royalty payments to Composite Particles, Inc. are 5% of gross sales.

The Company is in negotiations with EPS to acquire the rights, subject to the obligations, from EPS.  Exousia and EPS have common ownership and common management.

Composite Hybrid Resin Panels

In consideration of the payment of 100,000 common shares and an agreed royalty interest described below, the Company acquired rights to a patent entitled “Composite Hybrid Resin Panels, Molded Parts and Filler Enhanced Polymers Therefrom”.  The agreement obligates the Company to pay a royalty equal to 1 ½ percent of gross revenues of products derived from the technologies until the earlier of (a) aggregate total royalty payments equal $5 million or (b) December 31, 2012.

Photoluminescent Signage

In consideration of the payment of 100,000 common shares and an agreed royalty interest described below, the Company acquired rights to certain patents to certain photoluminescent signage technologies.  The agreement obligates the Company to pay a royalty equal to 3% of gross revenues of products derived from the technologies until the earlier of (a) aggregate total royalty payments equal $5 million or (b) December 31, 2012.

Note K – Subsequent Events

As more fully described in Note G, the Company signed letters of intent to acquire Product Spectrum Group, Inc., The Little Trailer Company, Inc., Re-Engineered Composite Systems, LLC and Engineered Particle Systems, LLC, on various dates subsequent to the balance sheet date.

On December 14, 2006, the Company signed a letter of intent with Liberty Growth Fund LP (“Liberty”) to raise $2.5 million for use in Company operations, certain provisions of which, if we close on the funding, are:

▪

The Company will issue 4 million convertible preferred shares to Liberty and receive $2.5 million into escrow at closing.

▪

The Company will issue three sets of warrants to purchase an aggregate of 6 million shares of common stock with 2 million shares at $1.27 per share with a cashless provision, 2 million shares at $2.54 per share with a cashless provision, and 2 million shares at $5.08 per share with no cashless provision. If the cashless provisions are exercised, fewer shares will be issued and may not result in cash proceeds to the Company.

▪

The closing is scheduled to occur no later than February 15, 2007.

Note L – Supplemental Disclosures of Cash Flow Information

	Nine Months Ended Sept 30, 2006	Inception to Dec 31, 2005	Inception to Sept 30, 2006
Cash paid for interest expense	$ 187	$ -	$ 187

Non-cash investing activities:
Patents purchased with issuance of common stock	$ 230,000	$ -	$ 230,000

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